IMPACT HUB HONOLULU, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017



SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

IMPACT HUB HONOLULU, LLC

YEARS ENDED DECEMBER 31, 2018 AND 2017

TABLE OF CONTENTS



SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

TO THE MEMBERS
IMPACT HUB HONOLULU, LLC

We have reviewed the accompanying financial statements of Impact Hub Honolulu, LLC, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
April 1, 2019

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

IMPACT HUB HONOLULU, LLC

BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
CURRENT ASSETS		
Cash	$ 18,533	$ 62,702
Accounts receivable	16,806	4,303
	35,339	67,005
PROPERTY AND EQUIPMENT		
Furniture	50,574	34,188
Leasehold improvements	236,215	183,063
	286,789	217,251
Less: Accumulated depreciation and amortization	(33,718)	(6,268)
	253,071	210,983
OTHER ASSETS		
Deposit	67,584	25,479
Association fee	9,363	15,276
	76,947	40,755
	$ 365,357	$ 318,743

LIABILITIES

	2018	2017
CURRENT LIABILITIES		
Credit cards	$ 5,932	$ 65,450
Short-term debt	39,670	19,049
Deferred rent - current	4,265	-
State taxes payable	1,777	647
Accrued guaranteed payments	190,500	79,500
Member loan	107,572	697
	349,716	165,343
DEFERRED RENT - LONG-TERM	77,211	-

MEMBERS' EQUITY (DEFICIT)

	2018	2017
MEMBERS' EQUITY (DEFICIT)	(61,570)	153,400
	$ 365,357	$ 318,743

See the accompanying Independent Accountants' Review Report and notes.

IMPACT HUB HONOLULU, LLC

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
REVENUES		
Grant income	$ -	$ 350,000
Impact partner	30,000	60,000
Membership, space and event rentals	593,784	100,073
	623,784	510,073
COST OF RENT	286,491	93,659
GROSS PROFIT	337,293	416,414
OPERATING EXPENSES		
Advertising and marketing	5,354	6,666
Bank charges	12,867	1,223
Cleaning	13,545	4,140
Computer and supplies	16,336	6,985
Conference and events	2,539	80
Contractors	18,215	22,373
Depreciation and amortization	33,363	5,883
Furniture	15,578	9,803
Insurance	1,959	500
Legal and professional	1,907	1,068
Meals and entertainment	8,411	1,315
Office and miscellaneous	39,884	15,295
Parking	19,103	3,814
Payroll	102,434	45,211
Repairs and maintenance	5,580	2,749
Supplies and materials	1,646	4,780
Taxes and licenses	40,774	10,153
Utilities	46,949	11,360
	386,444	153,398
INCOME (LOSS) FROM OPERATIONS	(49,151)	263,016
GUARANTEED PAYMENTS	160,000	160,000
OTHER INCOME (EXPENSE)		
Interest expense	(5,819)	(260)
Other income	-	9,538
	(5,819)	9,278
NET INCOME (LOSS)	(214,970)	112,294
MEMBERS' EQUITY - BEGINNING OF YEAR	153,400	37,239
MEMBER CONTRIBUTIONS	-	3,867
MEMBERS' EQUITY (DEFICIT) - END OF YEAR	$ (61,570)	$ 153,400

See the accompanying Independent Accountants' Review Report and notes.

IMPACT HUB HONOLULU, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (214,970)	$ 112,294
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Add back: depreciation and amortization	33,363	5,883
Cash provided by (used in) changes in the following items:		
Increase in accounts receivable	(12,503)	(4,303)
Increase in deposit	(42,105)	(25,479)
Increase in association fee	-	(11,840)
Increase (decrease) in credit cards	(59,518)	65,450
Increase in deferred rent	81,476	-
Increase in state taxes payable	1,130	647
Increase in accrued guaranteed payments	111,000	79,500
Net cash provided by (used in) operating activities	(102,127)	222,152
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property and equipment	(69,538)	(183,063)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on short-term debt	(29,765)	(5,951)
Proceeds from short-term debt	50,386	25,000
Borrowings from member loan	106,875	697
Member contributions	-	3,867
Net cash provided by financing activities	127,496	23,613
NET INCREASE (DECREASE) IN CASH	(44,169)	62,702
CASH - BEGINNING OF YEAR	62,702	-
CASH - END OF YEAR	$ 18,533	$ 62,702

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

INTEREST	$ 5,819	$ 260

See the accompanying Independent Accountants' Review Report and notes.

IMPACT HUB HONOLULU, LLC

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Impact Hub Honolulu, LLC (the Company) was formed in December 2015 in the State of Hawaii. The Company is a co-working, event, office, and community space designed to facilitate sustainable impact in Hawaii and abroad through collaboration and empowering communities. The Company is part of a network of 102 Impact Hubs around the world with over 15,000 members.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from sales at the time space is utilized by customers. There are no long-term contracts with any customers and space is rented on a month-to-month basis or as needed for events. Related sales tax collected from customers is remitted to the appropriate state and is not included in sales.

The Company receives sponsorship revenue from local businesses that act as Impact Partners. Impact Partners may use their sponsorship dollars as credit towards the use of the various service offerings of the Company's facilities. If the credit is not used by the end of the year it does not carry forward.

During the year ended December 31, 2017, the Company received a one-time grant-in-aid pursuant to Chapter 42F, Hawaii Revised Statutes from the High Technology Development Corporation to supplement the Company's goal of supporting and empowering all individuals interested in entrepreneurship, innovation, economic development and learning.

See the accompanying Independent Accountants' Review Report.

IMPACT HUB HONOLULU, LLC

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Bartering

During the years ended December 31, 2018 and 2017, the Company received wall murals from multiple artists in exchange for studio space and gallery showings for approximately $5,700 and $10,100, respectively, which has been included in revenues and leasehold improvements in the accompanying financial statements.

During the years ended December 31, 2018 and 2017, the Company exchanged the cost of part-time membership with individuals who provided front desk or hosting services for the facility. The value of this exchange was approximately $11,400 for each year and has been included in membership revenues and operating expenses in the accompanying statement of operations.

Marketing

The Company has marketed their business concept utilizing various forms of media. The Company expenses marketing costs as incurred. Marketing expenses were $5,354 and $6,666 respectively, for the years ended December 31, 2018 and 2017.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by use of the straight-line method. Furniture has an estimated useful life of ten years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining life of the lease. Leasehold improvements were put into service in 2018. Depreciation and amortization expense was $27,450 and $3,419 for the years ended December 31, 2018 and 2017, respectively.

Leasing Arrangements

The Company's lease agreement contains escalation clauses as well as initial months of free rent. In accordance with GAAP, the Company recognizes rental expense for the leases that contain predetermined fixed escalation clauses on a straight-line basis over the expected term of the lease. In the accompanying 2018 balance sheet, the difference between the amounts charged to expense and the contractual minimum lease payment is recorded as a current and long-term liability of $4,265 and $77,211, respectively.

The expected term of a lease is calculated from the date the Company first takes possession of the facility, including any periods of free rent and any option or renewal periods management believes are probable of exercise. This expected term is used in the calculation of straight-line rent expense. Rent abatements and escalations are considered in the calculation of minimum lease payments in determining straight-line expense for operating leases.

See the accompanying Independent Accountants' Review Report.

IMPACT HUB HONOLULU, LLC

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be taxed as a partnership. In lieu of Federal income and state taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income or state taxes has been included in these financial statements.

The Company files income tax or information returns in the U.S. Federal jurisdiction and the State of Hawaii.

Subsequent Events

Management has evaluated events through April 1, 2019, the date these financial statements were available to be issued. Other than the matters noted in Note 3, there were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. COMMITMENTS

License Agreement

The Company entered into an exclusive royalty-bearing license agreement with Impact Hub Association for an initial term of three years ending in 2018. After the initial term, the agreement will be automatically extended for additional one year terms unless terminated by either party with written notice six months prior to the expiration of any such term. The license is granted with limitation to the territory of Honolulu, Hawaii. The Company pays regular payments in the amount of 2.5% of revenues gained from conducting the Impact Hub business. During the year ended December 31, 2018, the Company paid $9,585 to Impact Hub Association for royalty payments.

During the year ended December 31, 2017, the Company made a final payment associated with the initial fee for the license agreement of $11,840 for a total fee of $17,740. This fee is amortized over the three year economic useful life of the asset. Amortization expense of $5,913 and $2,464 was recognized for the years ended December 31, 2018 and 2017, respectively. Future amortization of the association fee will be $5,913 and $3,450 for the years ending December 31, 2019 and 2020, respectively.

See the accompanying Independent Accountants' Review Report.

IMPACT HUB HONOLULU, LLC

NOTES TO THE FINANCIAL STATEMENTS

2. COMMITMENTS (continued)

Lease

The Company rents its facilities under the terms of an operating lease that expires in July 2023. For the years ended December 31, 2018 and 2017, total rent expense was $328,596 and $119,138, respectively, which includes certain required payments related to taxes and common area maintenance.

Future annual minimum rentals under the operating lease agreement are as follows:

YEAR ENDING DECEMBER 31	
2019	$ 248,991
2020	256,461
2021	264,153
2022	272,078
2023	161,455
	$ 1,203,138

The terms of the lease provide for the tenant to pay additional amounts related to certain taxes and common area maintenance costs on the property. The additional amounts are not reflected in the above schedule.

3. SHORT-TERM DEBT

As of December 31, 2018 and 2017, the Company had outstanding balances to various lending institutions totaling $39,670 and $19,049, respectively. The amounts are payable in regular weekly or monthly installments ranging between $625 and $3,059 and include interest or fees with rates ranging between 7.2% and 17.3% per annum. The debt is collateralized by all assets of the Company and has maturity dates between April and June of 2019.

Subsequent to December 31, 2018, the Company obtained a $100,000 bank loan personally guaranteed by two owners of the Company. The loan is payable in monthly installments of $2,076 including interest of 9.0% with a maturity date of March 2024.

4. ACCRUED GUARANTEED PAYMENTS

As of December 31, 2018 and 2017, the Company has accrued guaranteed payments to two owners of the Company in the amount of $190,500 and $79,500, respectively.

See the accompanying Independent Accountants' Review Report.

IMPACT HUB HONOLULU, LLC

NOTES TO THE FINANCIAL STATEMENTS

5. MEMBER LOAN

As of December 31, 2018 and 2017, the Company had borrowed $107,572 and $697, respectively from a member and co-founder of the Company. There are no interest or payment terms on the outstanding balance.

6. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases. The ASU requires all leases with terms more than 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance leases or operating leases. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the Company for the fiscal year ending December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the financial statements.

Management is assessing other recently issued accounting pronouncements and does not expect them to have a significant impact on the Company's financial statements.

See the accompanying Independent Accountants' Review Report.